CUSIP NO. 893537 10 0                  13G                    PAGE 1 OF 6 PAGES



                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                             (Amendment No. _____)*

                       TRANSCOASTAL MARINE SERVICES, INC.
                                (Name of Issuer)

                     Common Stock, $.001 par value per share
                         (Title of Class of Securities)

                                  893537 10 0
                                 (CUSIP Number)

         Check the following box if a fee is being paid with this statement. |X| (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)


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CUSIP NO. 893537 10 0                      13G                 PAGE 2 OF 6 PAGES


   1 Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons

         J&D Capital Investments, L.C.               72-1365743
         -----------------------------------------------------------------------
   2     Check the Appropriate Box if a Member of a Group (SEE           (a) |X|
         Instructions)                                                   (b) |_|
         -----------------------------------------------------------------------
   3     SEC Use Only

         -----------------------------------------------------------------------
   4     Citizenship or Place of Organization                 Louisiana

                                    5     Sole Voting Power
            Number of                     535,445

             Shares                       --------------------------------------
                                    6     Shared Voting Power
          Beneficially                    -0-

            Owned by                      --------------------------------------
                                    7     Sole Dispositive Power
              Each                        535,445

            Reporting                     --------------------------------------
                                    8     Shared Dispositive Power
           Person With                     -0-


   9     Aggregate Amount Beneficially Owned by Each Reporting Person  535,445
         -----------------------------------------------------------------------
   10    Check if the Aggregate Amount in Row (9) Excludes Certain
         Shares  |_|
         (SEE Instructions)
         -----------------------------------------------------------------------
   11    Percent of Class Represented by Amount in Row (11)            5.9%
         -----------------------------------------------------------------------
   12    Type of Reporting Person (SEE Instructions)                   CO
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CUSIP NO. 893537 10 0                  13G                     PAGE 3 OF 6 PAGES


   1 Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons

         G. Darcy Klug
         -----------------------------------------------------------------------
   2     Check the Appropriate Box if a Member of a Group (SEE           (a) |X|
         Instructions)                                                   (b) |_|
         -----------------------------------------------------------------------
   3     SEC Use Only

         -----------------------------------------------------------------------
   4     Citizenship or Place of Organization:                United States

             Number of             5     Sole Voting Power
                                         535,445
              Shares                     ---------------------------------------
                                   6     Shared Voting Power
           Beneficially                  -0-

             Owned by                    ---------------------------------------
                                   7     Sole Dispositive Power
               Each                      535,445

             Reporting                   ---------------------------------------
                                   8     Shared Dispositive Power
            Person With                  -0-


   9     Aggregate Amount Beneficially Owned by Each Reporting Person  535,445
         -----------------------------------------------------------------------
   10    Check if the Aggregate Amount in Row (9) Excludes Certain
         Shares  |_|
         (SEE Instructions)
         -----------------------------------------------------------------------
   11    Percent of Class Represented by Amount in Row (11)            5.9%
         -----------------------------------------------------------------------
   12    Type of Reporting Person (SEE Instructions)                   IN
--------------------------------------------------------------------------------
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CUSIP NO. 893537 10 0              13G                         PAGE 4 OF 6 PAGES


ITEM 1(a).        NAME OF ISSUER.

                  TransCoastal Marine Services, Inc.

ITEM 1(b).        ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES.

                  3535 Briarpark, Suite 210, Houston, TX 77042.

ITEM 2(a).        NAME OF PERSON FILING.

                  J&D Capital Investments, L.C. and G. Darcy Klug

ITEM 2(c).        CITIZENSHIP.

                  J&D Capital is a Nevada limited liability corporation.
                  G. Darcy Klug is a citizen of the United States.

ITEM 2(d).        TITLE OF CLASS OF SECURITIES.

                  Common Stock, Par Value $.001 per share

ITEM 2(e).        CUSIP NO.

                  893537 10 0

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULES 13D-1(b) OR 13d-2(b), CHECK WHETHER THE PERSON FILING IS A:

                  (a) |_| Broker or dealer registered under Section 15 of the Act

                  (b) |_| Bank as defined in section 3(a)(6) of the Act

                  (c) |_| Insurance Company as defined in section 3(a)(19) of
                          the Act

                  (d) |_| Investment Company registered under section 8 of
                          the Investment Company Act

                  (e) |_| Investment Adviser registered under section 203
                          of the Investment Advisers Act of 1940

                  (f) |_| Employee Benefit Plan, Pension Fund which is
                          subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see Rule 13d-1(b)(1)(ii)(F)

                  Not Applicable
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CUSIP NO. 893537 10 0                13G                       PAGE 5 OF 6 PAGES

ITEM 4.           OWNERSHIP.

                  (a)      Amount Beneficially Owned:                   535,445

                  (b)      Percent of Class:                            5.9%

                  (c)      Number of shares as to which such person has:

                     (i)   Sole power to vote or to direct the vote:    535,445

                     (ii)  Shared power to vote or to direct the vote:  -0-

                     (iii) Sole power to dispose or to direct the
                           disposition of:                              535,445

                     (iv)  Shared power to dispose or to direct the
                           disposition of:                              -0-

ITEM 5.         OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

                  Not Applicable

ITEM 6.         OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

                G. Darcy Klug holds 73.8% membership interest in J&D Capital Investment, L.C., and has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

                Not Applicable

ITEM 8.         IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

                Not Applicable

ITEM 9.         NOTICE OF DISSOLUTION OF GROUP.

                Not Applicable
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CUSIP NO. 893537 10 0                    13G                   PAGE 6 OF 6 PAGES

ITEM 10.          CERTIFICATION.

                  Not Applicable

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:   February 13, 1998

                                                 J&D CAPITAL INVESTMENTS, L.C.



                                                 \S\ G. DARCY KLUG
                                                 -------------------------------
                                                 G. Darcy Klug, President



                                                 \S\ G. DARCY KLUG
                                                 -------------------------------
                                                 G. Darcy Klug, Individually


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CUSIP NO. 893537 10 0                   13G                    PAGE 7 OF 6 PAGES


                             JOINT FILING AGREEMENT

         In accordance with Rule 13d-1(f) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with all other reporting person on behalf of each of them of a statement on Schedule 13G (including amendments thereto) with respect to the Common Stock, par value $.001 per share, of TransCoastal Marine Services, Inc. and that this Agreement be included as an Exhibit to such joint filing.

         IN WITNESS WHEREOF, the undersigned hereby execute this Agreement this ____ day of February, 1998.

                                                   J&D CAPITAL INVESTMENTS, L.C.



                                                   \S\ G. DARCY KLUG
                                                   -----------------------------
                                                   G. Darcy Klug, President



                                                   \S\ G. DARCY KLUG
                                                   -----------------------------
                                                   G. Darcy Klug, Individually